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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               LEARNINGSTAR CORP.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                   52201M 10 9
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                                 (CUSIP Number)

                                 Ronald Elliott
                             Chief Executive Officer
                               LearningStar Corp.
                             2 Lower Ragsdale Drive
                                    Suite 200
                           Monterey, California 93940
                                 (831) 333-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Jeffrey L. Kateman, Esq.
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                 (213) 485-1234

                                 April 30, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



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                        (Continued on the following page)


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CUSIP NO. 52201M 10 9                   13d                      PAGE 2
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         NAME OF REPORTING PERSON
1        Ronald Elliott

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
2                                                                        (b) [ ]
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         SEC USE ONLY
3

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         SOURCE OF FUNDS
4        OO
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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
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         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Untied States Citizen

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NUMBER OF                       SOLE VOTING POWER
SHARES
BENEFICIALLY             7      1,353,677
OWNED BY EACH            -------------------------------------------------------
REPORTING                       SHARED VOTING POWER
PERSON WITH              8                 0
                         -------------------------------------------------------
                                SOLE DISPOSITIVE POWER
                         9         1,353,677
                         -------------------------------------------------------
                                SHARED DISPOSITIVE POWER
                         10                0
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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11                                       1,353,677
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         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12       CERTAIN SHARES                                                      [ ]
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                                            15 %
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         TYPE OF REPORTING PERSON
14       IN
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ITEM 1.           SECURITY AND ISSUER.

                  This title and class of the securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock") of LearningStar Corp., a Delaware corporation, (the "Issuer"). The Issuer's principal executive office is located at 2 Lower Ragsdale Drive, Suite 200, Monterey, California 93940.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed by Ronald Elliott (the "Reporting Person").

                  (b) The address of the Reporting Person is 11250 Saddle Road, Monterey, California, 93940.

                  (c) The principal business of the Reporting Person is Chief Executive Officer of the Issuer.

                  (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) the Reporting Person is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  See Item 4 below.

ITEM 4.           PURPOSE OF TRANSACTION.

                  On April 30, 2001, the combination (the "Combination") of Earlychildhood LLC, a California limited liability company ("Earlychildhood"), and SmarterKids.com, Inc. a Delaware corporation ("SmarterKids") was consummated pursuant to the terms set forth in the Contribution Agreement and Plan of Reorganization and Merger, dated November 14, 2000, as amended (together with the schedules and exhibits attached thereto, the "Combination Agreement"), by and among Earlychildhood, SmarterKids, the Issuer and S-E Educational Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"). In the Combination, (i) the holders of outstanding membership interests in Earlychildhood contributed all of their membership interests to the Issuer in exchange for shares of Common Stock pursuant to the exchange ratios set forth in the Combination Agreement and, as a result, Earlychildhood became a wholly-owned subsidiary of the Issuer and (ii) Merger Sub was merged with and into SmarterKids, with SmarterKids surviving and becoming a wholly-owned subsidiary of the Issuer and each issued and outstanding share of SmarterKids common stock being converted into the right to receive one-eighth of a share of Common Stock. As a result of the Combination, the former holders of Earlychildhood membership interests, including QTL Corporation ("QTL"), hold approximately two-thirds of the outstanding Common Stock and the former stockholders of SmarterKids hold approximately one-third of the outstanding Common Stock.

                  On April 30, 2001, QTL liquidated and, in connection therewith, distributed the shares of Common Stock held by QTL to all of QTL's shareholders in proportion to each shareholder's ownership interest in QTL (the "Liquidation"). Such distribution included the distribution of 1,353,677 shares of Common Stock (the "Shares") to the Reporting Person. Prior to the effectiveness of the Combination, QTL was a holder of membership interests in Earlychildhood. The Shares held by the Reporting Person were issued to QTL Corporation on April 30, 2001 in a private placement transaction exempt from registration under the Securities Act of 1933, as amended. The Common Stock is currently listed on the Nasdaq National Market and has been registered under the Securities Exchange Act of 1934, as amended.

                  Except in his capacity as Chairman and a member of the Board of Directors of the Issuer, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions.



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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) The Reporting Person is the beneficial owner of 1,353,677 Shares, which represent 15% of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote and dispose of the Shares.

                  (c) Except for the acquisition of Shares in the Liquidation, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Reporting Person is a transferee of a party to a Registration Rights Agreement dated November 14, 2000, among the Issuer and the stockholders of the Issuer identified on the signature pages thereto (the "Registration Rights Agreement") pursuant to which the Reporting Person has certain rights with respect to the registration of the Shares under the Securities Act. A copy of the Registration Rights Agreement is attached hereto as an exhibit and incorporated by reference herein.

                  The Reporting Person is also the transferee of a party to a Lock-Up Agreement dated November 14, 2000 (the "Lock-Up") with the Issuer. Pursuant to the Lock-Up, the Reporting Person can not issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale of, maintain any short position with respect to, or otherwise transfer or dispose of any of the Shares without the prior written consent of the Issuer for a period of 180 days from April 30, 2001. A copy of the Lock-Up is attached hereto as an exhibit and incorporated by reference herein.

                  The Reporting Person is a party to an Employment Agreement dated May 5, 1999 (the "Employment Agreement") with a subsidiary of the Issuer.

                  Other than the Registration Rights Agreement, the Lock-Up Agreement and the Employment Agreement, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Registration Rights Agreement dated November 14, 2000, by and among Issuer and the stockholders of Issuer listed on the signature pages thereto (incorporated by reference to the Registration Statement on Form S-4 of the Issuer filed with the Commission on January 9, 2001).

Exhibit 2 Employment Agreement dated May 5, 1999, by and among Earlychildhood.com LLC. and the Reporting Person (incorporated by reference to the Registration Statement on Form S-4 of the Issuer filed with the Commission on January 9, 2001).

Exhibit 3 Form of Lock-Up Agreement (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-4/A of the Issuer filed with the Commission on March 7,
                      2001).

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 10, 2001



                                      By:           /s/ Ronald Elliott
                                          --------------------------------------
                                            Name: Ronald Elliott